EXPLANATION OF RESPONSES

(1)	Securities disposed in a private transfer.
(2)
Effective September 20, 2018, SEG Ventures liquidated and distributed its 171,155 shares of Common Stock of the Issuer to the four individual owners of SEG Ventures on a pro rata basis based on their respective ownership of SEG Ventures.